Mail Stop 6010

	September 1, 2005

Robert A. Olins
Chief Executive Officer
SpatiaLight, Inc.
Five Hamilton Landing, Suite 100
Novato, California 94949

Re:	SpatiaLight, Inc.
	Post Effective Amendments No. 1 to
	Registration Statements on Form S-3
	Filed August 23, 2005
	File Nos. 333-122391 and 333-122392

Dear Mr. Olins:

      We have the following comments to your filings. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendments to Forms S-3 (File Nos. 333-122391 and
333-
122392)

1. Tell us what legal authority you are relying on that you believe permits you to withdraw a required portion of a registration statement by post-effective amendment.

2. We note the disclosure that BDO Seidman will not grant its consent to have its reports on your financial statements for the years ended
December 31, 2003 and 2002 incorporated into your Forms S-3.

* Please describe to us the circumstances surrounding the auditor`s decision not to grant its consent, including the dates and content of all communications with the auditor.

* Please clarify for us whether the auditor has withdrawn its opinion and its association with these financial statements and, if so, discuss the impact on your Forms 10-K for the years ended December 31, 2004, 2003 and 2002 and address how you intend to alert investors of this event, taking into account the requirements of Item 4 of Form
8-K.

* Clarify for us the impact of the auditor`s decision on its reviews of the Forms 10-Q you filed with the Commission during the years ended December 31, 2004, 2003 and 2002.

3. We note your reference to your August 5, 2005 sale of 500,000 shares. Tell us about any other sales that occurred under either registration statement.

4. Confirm that the registration statements will not be used to offer and/or sell securities until (1) you have made filings that fully comply with all disclosure requirements, including authorized consents for you to use all audit reports required in the filings, and (2) the Commission, or the staff pursuant to delegated authority, declares the appropriate filings effective.

Form 8-K, Filed August 5, 2005

5. We note your disclosure that Kim Tsuchimoto was designated as your
Principal Financial and Accounting Officer on July 20, 2005. Tell us why the Form 8-K was not filed timely, and confirm your understanding that you are not eligible to use short-form registration statements going forward.

6. Tell us why your principal financial officer and your controller or principal accounting officer did not sign your registration statements as amended on July 27 and August 23.

Form 10-Q for the Quarterly Period Ended June 30, 2005, Filed
August
9, 2005

Note 12.  Subsequent Events, page 17

7. We see that on August 5, 2005 you sold 500,000 of your common shares at a purchase price of $5.40 per share to certain institutional investors and those purchasers were also extended a 30 day option to purchase additional shares at a fixed price of $5.50 per share. Please tell us how you have accounted for this option to purchase additional shares at a fixed price and cite the accounting guidance upon which you based your accounting.

8. Please tell us where you have registered the option to purchase the additional shares or provide us a detailed analysis of why you believe registration was not necessary.

9. Please tell us why you did not file a Rule 424(b) prospectus supplement relating to this sale until August 15, 2005.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 18

Results of Operations, page 23

Cost of revenue, page 24

10. We see that "the cost of revenues doubled per the revenue earned due to items returned and remade for LG Electronics..." Please tell us the following:

* Please quantify for us the amount of revenue previously recognized related to the products that were returned.

* Please tell us how the company accounts for returns.

* Tell us about your obligation to accept returns and "remake" products under the terms of your contract(s) with LG Electronics.
Further, tell us how this affected your revenue recognition at the time of the initial sale.

* Tell us about your obligation to accept returns and "remake" products and display units that were sold to your other customers.

Exhibits

11. We note that you filed exhibit 10.1 after it was executed.
Therefore, the exhibit should not be filed in preliminary form.
Instead, you should file the final, executed document with all blanks completed, including the blanks on the signature pages.

Exhibits 31.1 and 31.2

12. The certifications required by Rule 13a-14(a) must be stated exactly as set forth in Item 601(b)(31) of Regulation S-K. Please re-file your 10-Q in its entirety, including the appropriate certifications.

Form 8-K, Filed August 29, 2005

13. Please tell us the facts surrounding the resignation of Kim
Tsuchimoto.

14. Tell us whether Ms. Tsuchimoto remains employed or affiliated with SpatiaLight in any capacity.

*     *     *


      Please submit via Edgar a letter that responds to our comments and provides any requested information. Detailed letters greatly facilitate our review. To expedite our review, you also may wish to provide us with marked copies of any amendments you file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Before the amended registration statements are declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      You may contact Julie Sherman at (202) 551-3640, or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671, if you have questions regarding our comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with questions regarding our comments on any other part of your filings.


                                                Sincerely,



                                                Russell Mancuso
                                                Branch Chief

cc (via fax):	Melvin Katz, Esq. - Bryan Cave LLP
??

??

??

??

Robert A. Olins
SpatiaLight, Inc.
September 1, 2005
Page 1